SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 10)

                                 --------------


                                 RIBAPHARM INC.
                            (Name of Subject Company)

                                 RIBAPHARM INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    762537108
                      (CUSIP Number of Class of Securities)

                                 --------------

                                Daniel J. Paracka
                              Chairman of the Board
                                 Ribapharm Inc.
                               3300 Hyland Avenue
                          Costa Mesa, California 92626
                                 (714) 427-6236

                                 With copies to:

                             Esteban A. Ferrer, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                            1055 Washington Boulevard
                           Stamford, Connecticut 06901
                                 (203) 961-7400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)




|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 10 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on June 23, 2003 and as subsequently amended (the "Schedule 14D-9") by Ribapharm Inc., a Delaware corporation ("Ribapharm" or the "Company"), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation ("ICN"), to purchase all of the outstanding shares of Ribapharm's common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the "Publicly Held Shares"), at a purchase price of $ 6.25 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 10, 2003 (the "Offer to Purchase"), as subsequently amended, and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the "Schedule TO"). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the
Schedule 14D-9.

Item 2.       Identity and Background of Filing Person.

      The first sentence of the third paragraph of Item 2 is hereby amended and supplemented by deleting the words "a majority of the outstanding Shares" and replacing such phrase with "at least 66 2/3% of the outstanding Shares." In addition, the last sentence of such paragraph is hereby amended and supplemented by deleting "14,938,251" and replacing it with "19,917,766."

Item 4.       The Solicitation or Recommendation.

      The subsection entitled "Background of the Transaction" of Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

      On the evening of Friday, August 1, 2003, representatives of Goldman Sachs contacted a representative of Morgan Stanley to advise that the Minimum Condition of the Offer had been satisfied because approximately 15.93 million Shares, or approximately 53.28% of the Publicly Held Shares, had been tendered in the Offer. There ensued a series of negotiations and discussions throughout the weekend that followed, culminating on Monday, August 4, 2003, which were initiated by ICN with a view towards determining whether, and under what circumstances, the Ribapharm Board would be willing to (i) amend the Rights Plan to render it inoperative as to the Offer, and thereby permit ICN to consummate the Offer and the subsequent Merger (together, the "Transaction"), and (ii) change the Ribapharm Board's recommendation against the Offer.

      During these discussions and negotiations, ICN conveyed that it would withdraw the Offer if an agreement could not be reached before August 4, 2003, to amend the Rights Plan to permit the Transaction to proceed. Discussions ranged from (i) ICN's initial request, conveyed by representatives of Goldman Sachs to a representative of Morgan Stanley, to amend the Rights Plan and change the Ribapharm Board's adverse recommendation to a neutral position without any increase in the $5.60 Offer Price, to (ii) ICN's proposal of a $5.80 offer price with the Ribapharm Board recommending the Offer, to (iii) an indication from a representative of ICN that ICN would be willing to increase the Offer Price to $6.10 if the Ribapharm Board would recommend in favor of the Offer, to (iv) the point where the Ribapharm Board and the ICN Board ultimately agreed, on the morning of Monday, August 4, 2003, that the Offer Price would be increased to $6.25, the Minimum Condition would be increased such that 66 2/3% of the Publicly Held Shares would be required to be tendered and not withdrawn as a non-waivable condition to the closing of the Offer, and the Rights Plan would be amended to exempt the Transaction from operation of the Rights Plan, subject to the Minimum Condition. Although the Ribapharm Board (with one dissenting director) did agree to amend the Rights Plan so that it would not prevent the consummation of the revised Offer, the Ribapharm Board unanimously agreed not to alter its recommendation, continues to believe that $6.25 is an inadequate price and does not represent the long-term value of Ribapharm, continues to recommend that stockholders reject the Offer, and believes that if the revised Minimum Condition is not met, it is possible, though not certain, that ICN might be willing to increase the Offer Price further.

      Included in those discussions at various times were representatives of Morgan Stanley (financial advisor to the Ribapharm Board), representatives of Goldman Sachs (financial advisor to the ICN Board), Mr. Bary Bailey, Chief Financial Officer of ICN, Mr. Daniel J. Paracka, Chairman of the Board of Ribapharm and Mr. James Pieczynski, member of the Ribapharm Board, legal advisors to the Ribapharm Board and legal advisors to the ICN Board.

      During the course of the aforementioned discussions and negotiations, the Ribapharm Board (other than Dr. Smith, who did not participate in any of the Board meetings referred to below) considered the various proposals relating to the Offer Price and the proposed amendment to the Rights Plan at telephonic meetings occurring on each of Saturday, August 2, 2003, Sunday, August 3, 2003 and Monday, August 4, 2003, at which meetings were present the Ribapharm Board's legal and financial advisors. On Monday, August 4, 2003, the Ribapharm Board (other than Dr. Smith) ultimately concluded (with one director dissenting), that the Ribapharm Board should not substitute its own business judgment for the judgment of a substantial majority of the Public Stockholders if the amended Minimum Condition were achieved. The Ribapharm Board reached this conclusion notwithstanding the fact that the members of the Board would have preferred ICN to have increased the Offer Price to a much higher price, and because of a number of factors, including (i) that a majority of the Publicly Held Shares had already been tendered in the Offer, (ii) that the then current trading price of the Shares was more than $1.00 less than the increased Offer Price, and (iii) ICN's expressed negotiating position, including the very low initial $5.60 Offer Price, ICN's unwillingness to negotiate an increased Offer Price until after a majority of the Publicly Held Shares were tendered and ICN's representations that it would withdraw the Offer absent an agreement by Monday, August 4, 2003. In making the decision to amend the Rights Plan to exempt the Transaction in connection with the increased $6.25 Offer Price and subject to achievement of the amended Minimum Condition, the Ribapharm Board took into account the fact that the Board's adoption of the Rights Plan had (A) provided the Ribapharm Board with leverage to negotiate a higher Offer Price from ICN, notwithstanding the fact that holders of a majority of the Publicly Held Shares were willing to accept $5.60 per Share (B) provided the Ribapharm Board with time to consider whether there were other alternatives to the Offer available and (C) provided the Ribapharm Board with time to assemble and assimilate the best available information regarding Ribapharm and its prospects, including information regarding Virdamidine(TM) and the Company's product pipeline, and the entry of the generic manufacturers into the market, in order to inform the Public Stockholders of material information pertinent to their decision to accept or reject the Offer.

      Notwithstanding the Ribapharm Board's action, the Ribapharm Board (other than Dr. Smith, who did not participate in any of the Board meetings described above), unanimously agreed to continue to recommend that its Public Stockholders not tender their Shares at the revised Offer Price. After a full discussion at each of the August 2, 3 and 4 Board meetings, including consultation with its financial and legal advisors, the Ribapharm Board reaffirmed that the Offer, as amended, was inadequate, not in the best interests of Ribapharm's Public Stockholders and does not adequately reflect the long-term value of Ribapharm. The Ribapharm Board considered many factors in its reaffirmation that the Offer remains inadequate and not in the best interests of its Public Stockholders including, without limitation (i) that the $6.25 Offer Price does not adequately reflect the true value of the Company's products currently under research and development, including Viramidine(TM) (with respect to which Ribapharm management has a September 3, 2003 meeting scheduled with the FDA to discuss preliminary Phase II data showing that Viramidine(TM) may have the potential for equivalent efficacy and significantly improved safety when compared to ribavirin, and to discuss the potential of early commencement of Phase III clinical trials) and Hepavir(TM), (ii) the financial results and projections provided by Ribapharm's management, (iii) the advice and analysis provided by the Ribapharm Board's financial advisor, focusing specifically on the

Base Case as the most likely set of financial forecasts for the Company and (iv) the other factors more specifically detailed in "Reasons for the Recommendation" contained in Item 4 of previous amendments to this Schedule 14D-9.

Item 8.       Additional Information to be Furnished.

      The subsection entitled "Rights Plan" of Item 8 is hereby amended and supplemented by adding the following paragraph at the end thereof:

Second Amendment to Rights Agreement

      On August 4, 2003, the Ribapharm Board (with one dissenting director) adopted a second amendment to the Rights Agreement pursuant to the terms of an agreement, dated as of August 4, 2003, entered into by and among Ribapharm, ICN and Purchaser. This amendment to the Rights Agreement provides that (i) neither ICN nor Purchaser, nor any of their respective affiliates, shall be deemed an Acquiring Person as a result of the acquisition of the Company's Common Stock pursuant to the Transaction; and (ii) the acquisition of the Company's Common Stock pursuant to the Transaction will not cause a Distribution Date to occur, which would otherwise result in the Rights issued pursuant to the Rights Agreement to become exercisable.

      The foregoing description of the Rights Agreement, as amended, does not purport to be complete and is qualified in its entirety be the terms of the Rights Agreement, as amended, a copy of which has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K, dated June 23, 2003, and as subsequently amended, as Exhibits to Current Reports on Form 8-K, dated July 2, 2003 and August 4, 2003, all of which are incorporated herein by reference.

Item 9.       Exhibits.

      Item 9 is hereby amended and supplemented by adding the following thereto:

      (a)(8)  Press Release, dated August 4, 2003.

      (a)(9) Second Amendment to Rights Agreement, dated August 4, 2003, by and between Ribapharm Inc. and Continental Stock Transfer and Trust Company, as Rights Agent (Exhibit 4.1 to Current Report on Form 8-K filed on August 5, 2003 and incorporated by reference herein).

      (e)(51) Agreement, dated August 4, 2003, by and among Ribapharm Inc., ICN Pharmaceuticals, Inc. and Rx Acquisition Corporation.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RIBAPHARM INC.



                                          By:  /s/ Daniel J. Paracka
                                             ---------------------------
                                          Name:  Daniel J. Paracka
                                          Title: Chairman of the Board of
                                                 Directors
Dated:  August 5, 2003

                                                                  Exhibit (a)(8)



[RIBAPHARM LOGO]
--------------------------------------------------------------------------------
                        3300 Hyland Avenue             Telephone: (714) 427-6236
                        Costa Mesa, California 92626   Fax: (714) 641-7215

CONTACTS:
Arthur Crozier (Investor inquiries)
Innisfree M&A Incorporated
212-750-5837
acrozier@innisfreema.com

Jennifer Barfoot (Media inquiries)
Hill & Knowlton
323-966-5786
jbarfoot@hillandknowlton.com

     o Ribapharm Board Agrees to Amend Rights Agreement to Allow ICN Tender Offer if 66 2/3 % of Ribapharm Public Stockholders Desire to Tender in Exchange for Increase in Price to $6.25
     o    Ribapharm Board Continues to Reject Offer

COSTA MESA, Calif., August 4, 2003 - The Board of Directors of Ribapharm Inc. (NYSE: RNA), announced today that it had reached an agreement with ICN Pharmaceuticals, Inc. (NYSE: ICN) with respect to ICN's unsolicited tender offer for shares of Ribapharm it does not already own.

Under the agreement, ICN increased the tender offer price from $5.60 to $6.25 and agreed to amend the non-waivable minimum condition to require that at least 66 2/3% of Ribapharm's publicly held shares be tendered and not withdrawn. The Ribapharm Board agreed, subject to the foregoing changes in the terms of ICN's offer and the minimum condition being met, to amend the stockholder rights plan adopted on June 20, 2003, to provide that neither the closing of the tender offer nor the subsequent cash-out merger of any remaining Ribapharm stockholders will trigger the exercisability of the preferred stock purchase rights under the rights plan.

Notwithstanding its willingness to amend the rights plan subject to the conditions described above, the Ribapharm Board believes that the increased offer price continues to be inadequate, and urges stockholders to reject the revised offer and not tender their shares.

In a statement issued today, Daniel J. Paracka, Chairman of the Board of Ribapharm, said "The Board of Ribapharm believes that the newly proposed ICN tender offer price of

$6.25 still does not adequately reflect the long-term value of Ribapharm, and continues to recommend that stockholders not tender their shares at this price. However, after careful and deliberate consideration of several factors, including the fact that shares representing approximately 53% of the shares held by our public stockholders were tendered as of August 1, and also taking into account the recent trading prices of Ribapharm's stock, the Ribapharm Board agreed to amend the rights plan to exempt ICN's revised offer, but only if our public stockholders show significant support for the revised offer. It is the Board's view that the 66 2/3% minimum condition we negotiated with ICN will show us whether the revised offer has our stockholders' support. We have concluded that, if the amended minimum acceptance condition were achieved, we would not be comfortable keeping the rights plan in place, since this would effectively substitute the judgment of our Board for the judgment of a substantial majority of our public stockholders."

Where to Find More Information
------------------------------

In connection with ICN's unsolicited tender offer, Ribapharm has filed materials with the Securities and Exchange Commission, including a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors can obtain a free copy of the Solicitation/Recommendation Statement and other materials filed by Ribapharm with the Securities and Exchange Commission at the SEC's Web site at www.sec.gov.

In addition, these materials may be obtained for free from Ribapharm by directing a request to Innisfree M&A Incorporated at 888-750-5834, or via e-mail at info@innisfreema.com.

Forward-Looking Statements
--------------------------

Certain matters in this press release may constitute forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. Any forward-looking statements contained in this news release are based on current information and assumptions and represent management's best judgment at the present time. Expressions of future goals and similar expressions, including, without limitation, "may," "will," "should," "could," "expects," "does not currently expect," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets" or "continue," reflecting something other than historical fact, are intended to identify forward-looking statements. The following factors, among others, could cause the Company's actual results to differ materially from those described in the forward-looking statements: a loss of or decrease in revenues from our license agreement with

Schering-Plough; adverse changes in the Company's relationship with our majority stockholder, ICN Pharmaceuticals, Inc.; the risk of potential claims against certain of the Company's research compounds; the Company's ability to successfully develop and commercialize future products; the limited protection afforded by the patents relating to ribavirin, and possibly on future drugs, techniques, processes or products the Company may develop or acquire; the results of lawsuits or the outcome of investigations pending against ICN Pharmaceuticals, Inc. and the Company; the Company's potential product liability exposure and lack of any insurance coverage thereof; government regulation of the pharmaceutical industry (including review and approval for new pharmaceutical products by the FDA in the United States and comparable agencies in other countries); disruption to the Company's business caused by ICN's pending tender offer; the outcome of litigation regarding ICN's unsolicited tender offer and Ribapharm's stockholder rights plan; the effects of increased competition; and the ability to attract and retain qualified personnel. For a detailed discussion of these and other factors that could cause the Company's actual results to differ materially from those described in the forward-looking statements, please refer to the Company's filings with the Securities and Exchange Commission, including especially the Company's annual report on Form 10-K for the year ended December 31, 2002. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


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